Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au


SEC MAIL PROCESSING
RECEIVED
JUL 14 2003
WASH. D.C.
SECTION

13/06/2003


03024531

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

SUPPL

82-34648

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange on 13 June 2003 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

dlw 7/15

MEDIA ANNOUNCEMENT

For Immediate Release

Sam's Seafood Moves American Depositary Receipt Program to NASDAQ

BRISBANE - June 13, 2003 Sam's Seafood announced to the international market today that their American Depositary Receipt (ADR) program has been upgraded from a Bank of New York sponsored Level I ADR program to a NASDAQ listed Level II ADR program.

Sam's Seafood is one of the Australia's leading shares and represents the only vertically integrated seafood company to be publicly listed in the United States. The opportunity for Sam's Seafood to upgrade its ADR program has been a direct result of CEO, Nick Noutsatos' recently publicised visit to the U.S. Mr Noutsatos' tour itinerary featured a number of high-level engagements in New York, which included NASDAQ, The Bank of New York and a maiden address at the Harvard Club's Private Equity 2003 forum.

Under the Level II ADR program, Sam's Seafood is primarily seeking to increase the U.S. secondary market interest in its common shares by having the ADRs traded on the NASDAQ exchange. As in the case of a Level I program, there is no immediate requirement for additional capital to be raised under a Level II program with The Bank of New York continuing to act as depositary for the company.

The Bank of New York is the world's largest depositary for American Depositary Receipts (ADRs) and the sponsorship of Sam's Seafood program upgrade will enable the company as a foreign entity to offer dollar-denominated and euro-denominated securities to the international investment market.

Sam's Seafood has been motivated to participate in the upgrade of their ADR program by the increasing demand by US individual and institutional investors to diversify their portfolios, diminish risk and efficiently invest in overseas markets. The Bank of New York sponsored Level II ADR program will logically assist Sam's Seafood to access the broad base of the U.S. capital markets with the potential advantages being the promotion and development of the company's existing shareholder base. Additional benefits associated with the improved program include heightened market awareness and understanding of Sam's Seafood in the U.S and access to flexible international funding in the future

With the international demand by investors for ADRs growing at an exponential rate of 30 to 40 percent annually, Sam's Seafood is poised to capitalise on the substantial demand of retail and institutional investors to diversify their portfolios globally. ADRs provide international investors with convenience, enhanced liquidity and cost effectiveness as opposed to the purchase and retention of ordinary shares on a international exchange such as the ASX. Potentially an ADR investment can save an investor up to 10-40 basis points annually compared to the collective costs associated with trading and holding ordinary shares outside the United States.

"In announcing our NASDAQ listing, Sam's Seafood is delighted to be joining some of the world's leading companies " said Chairman, Grahame Denovan. "The Bank of New York supported ADR program will provide us with the opportunity to expand our U.S. investor base and fortify our business for future growth and development" added Mr Denovan.

Each ADR issued under the program represents five ordinary shares and trades under the symbol SMSFY.PK on NASDAQ. The new ADRs being offered will be deposited into a temporary facility under the symbol (SMSFY.PK) for approximately ninety (90) days. Following this period, a new symbol will be folded into the permanent NASDAQ listed program. Sam's Seafood ordinary shares will continue to trade on the Australian Stock Exchange.

A significant stepping stone for Sam's Seafood, the NASDAQ listing represents the next chapter in the company's historical rise to prominence.

About Sam's Seafood Holdings Limited (SSS)

Sam's Seafood Holdings Limited (SSS) specialises in the retail and wholesale distribution of seafood products. Sam's listed on the Australian Stock Exchange in 2001 at $1.00, with the shares now featuring a bid of $3.40.

SSS posted a 40% increase in its NPAT to $1million for the December half of 2002 on the basis of a 76% increase in revenue to $25.8 million. The company announced recently that it is on track to achieve a projected revenue figure of $55 million (up from $33.6 million in 2001-02) and accordingly, record a net profit figure post-tax of $3 million for the year. This amount includes the revenue associated with the sale and leaseback of one its properties. This result will be directly attributed to the growth and acquisition strategy of both the retail and wholesale commercial sectors.

ENDS

For further information, please contact:

Anna Whybird, Black Ink Public Relations 0403 532 218

Grahame Denovan, Sam's Seafood Holdings Ltd 0418 212 474

SAM'S SEAFOOD HOLDINGS LIMITED
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

13 June 2003

The Australian Stock Exchange Limited
Company Announcement Office

ANNOUNCEMENT TO THE MARKET

UPGRADE OF AMERICAN DEPOSITARY RECEIPT PROGRAM TO LEVEL II

The Board of Directors of Sam's Seafood Holdings Limited ("the Company") is pleased to announce that it has entered into an agreement with the Bank of New York to enable its American Depositary Receipt (ADR) program to be upgraded from a Level I ADR program to a NASDAQ listed Level II ADR program. This upgrading process will take approximately 12 weeks.

Through the Level II ADR program, Sam's Seafood is seeking to increase United States secondary market interest in its common shares by facilitating the trade of ADRs on the NASDAQ exchange. As per Sam's Seafood's participation in the previous Level I program, no immediate capital will be raised as a result of this upgrade.

In listing its ADRs on the NASDAQ exchange, Sam's Seafood will comply with the registration requirements of the Securities and Exchange Commission (SEC) and adhere to the U.S. Generally Accepted Accounting Principles (GAAP) for its future financial disclosure.

Each ADR issued under the program represents five ordinary shares and trades under the symbol SMSFY.PK on NASDAQ. The new ADRs being offered will be deposited into a temporary facility under this symbol (SMSFY.PK) for ninety days. After the ninety day period the new symbol will be folded into the permanent NASDAQ listed program. Sam's Seafood ordinary shares will continue to trade on the Australian Stock Exchange.

Sam's Seafood has been encouraged by the increasing demand for ADRs driven by the desire of US individual and institutional investors to diversify their portfolios, diminish risk and efficiently invest in overseas markets. The Bank of New York sponsored Level II ADR program will logically assist Sam's Seafood to access the broad base of the U.S. capital markets with the potential advantages as follows:

- To promote the development and expansion of the company's shareholder base;
- To raise the market awareness and understanding of Sam's Seafoods in the U.S, as the only vertically integrated seafood company to be publicly listed.
- To provide the Company with future funding flexibility; and
- Appropriately to position the Company for potential acquisitions or mergers within the US market.

Ken Situ
Company Secretary